

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 30, 2018

Michael Raleigh
Chief Executive Officer
Epsilon Energy Ltd.
16701 Greenspoint Park Drive, Suite 195
Houston, TX 77060

> **Re:** **Epsilon Energy Ltd.**
> **Registration Statement on Form S-4**
> **Filed April 13, 2018**
> **File No. 333-224262**

Dear Mr. Raleigh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 12, 2018 letter.

General

1. We understand the company has mailed its proxy materials. Please advise us how you propose to address our remaining concerns and new comments, including whether you intend to postpone your recently scheduled meeting. Please refer to C&DI 125.07.

2. Please confirm that the Delaware corporation to be formed in the domestication will file a post-effective amendment adopting the Form S-4 registration statement as its own and updating the disclosure as appropriate.

3. We note that Article XI of the Form of Certificate of Incorporation for Epsilon Energy, Inc. includes an exclusive forum provision requiring that the Court of Chancery of the State of Delaware must be the exclusive forum for the actions described in the article. Under an appropriately titled risk factor and in the Description of Capital Stock and

Comparison of Shareholder Rights sections, please describe the exclusive forum provision and the types of actions to which it relates, and disclose that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims.

Properties, page 37

Acreage, page 37

4.   We note your response to prior comment 7 and the additional footnote disclosure clarifying that all of your acreage is currently held by production. Undrilled acreage that is held by production should be reported as undeveloped acreage for purposes of disclosure under Item 1208(b) of Regulation S-K. Revise your disclosure as necessary to resolve any inconsistencies in the classification of your acreage.

Consolidated Financial Statements, page F-3

Notes to Consolidated Financial Statements, page F-7

Supplemental Information to Consolidated Financial Statements, page F-30

Oil and Gas Reserves, page F-30

5.   The explanations in the revised footnote disclosure provided in response to comment 20 do not appear to encompass all of the significant changes that occurred in your proved reserves, e.g. the changes in proved developed producing and proved developed non-producing reserves in 2016 and 2017 due to economic factors and the changes in proved developed producing reserves due the technical revisions of such reserves. Similarly, it is unclear if footnote (2) is intended to apply to the 2017 line item captioned "Additions-Acquisitions" which appears to be the combination of changes from two separate and unrelated factors, e.g. changes from the purchases of proved developed producing, non-producing and undeveloped minerals in place and the changes related to the addition of new proved undeveloped reserves not previously disclosed at the beginning of the fiscal year. Refer to the description of the change categories under FASB ASC 932-235-50-5 and revise your disclosure to clearly and separately address each required change category.

To the extent that you provide a reconciliation of the changes by individual reserves status, e.g. proved developed producing, proved developed non-producing and proved undeveloped in addition to the reconciliation of the changes in total proved reserves as required by FASB ASC 932-235-50-5, include an explanation of the significant line item changes relating to each of those reconciliations. Alternatively, modify your disclosure to present the reconciliation of the changes in total proved reserves and provide a separate reconciliation and explanation of the material changes that occurred in proved undeveloped reserves, including the net quantities of such reserves converted to developed during the year, here or in conjunction with the discussion of proved reserves elsewhere on page 39. Refer to the illustration in Example 1 of FASB ASC 932-235-55-2 and the disclosure requirements in FASB ASC 932-235-50-4 and 50-5 regarding the presentation of changes in total proved reserves and the separate disclosure of proved developed and undeveloped reserves at the beginning and end of each fiscal year. Refer to Item 1203(b) of Regulation S-K regarding the disclosure requirements for the changes in proved undeveloped reserves.

6. The disclosure on page 39 indicates that you incurred only $0.03 million in costs during 2017 to convert proved undeveloped reserves to proved developed reserves. In comparison, the reserves report filed as Exhibit 99.1 indicates that total future capital expenditures of approximately $87.6 million would be incurred over the next five years relating to the development of your proved undeveloped reserves.

    The definition of reserves under Rule 4-10(a)(26) of Regulation S-X indicates that "[t]here must exist, or there must be a reasonable expectation that there will exist, …all financing required to implement the project." Explain to us the means by which you have established compliance with this requirement as it relates to the proved undeveloped reserves disclosed as of December 31, 2017.

7. Tell us the expected sources of funding for the portion of your 2018 capital budget that is allocated to drilling and completing proved undeveloped reserves. Separately, tell us the extent of such expenditures and development activity to-date during 2018.

Changes in Standardized Measure of Discounted Future Net Cash Flows, page F-34

8. Tell us about the components of the "Timing differences and other technical revisions" line item in your presentation of Changes in Standardized Discounted Cash Flows and tell us how you determined that these components should not be included as part of the other sources of change required by FASB ASC 932-235-50-35.

Exhibits

9. Please re-file your Credit Agreement filed as Exhibit 10.1 and the Anchor Shipper Gas Gathering Agreement for Northern Pennsylvania filed as Exhibit 10.9 in complete form, including omitted exhibits and schedules.

10. In response to prior comment 25, you state that you are not required to file your cost of service agreement for the Auburn gas gathering system since it is an ordinary course of business contract. However, we note you will receive a fixed percentage rate of return on the total capital invested in the construction of the system through 2026 and that your gathering system revenue represented approximately 25% of your 2017 revenue. Given

the portion of your revenue that appears to be attributable to this agreement, please file the cost of service agreement for the Auburn gas gathering system or explain why you are not substantially dependent on such agreement.

Exhibit F – Form of Proxy Card

11.   Please file with the amended registration statement a legible version of your Form of Proxy Card.

Exhibit 5.1

12.   Please obtain and file a revised opinion letter from counsel in which it makes clear, if accurate, that those shares of Epsilon Energy Ltd. common stock outstanding prior to the domestication (and for which shareholders have not sought appraisal along with their dissent) will constitute shares of Epsilon Energy, Inc. immediately thereafter. We note related language and representations in the "letter to shareholders" and throughout the proxy statement / prospectus.

13.   As a related matter, in the revised opinion letter, counsel should clarify why multiple items are referenced in numbered opinion 2, insofar as the current presentation does not distinguish among the various items and the impact of the domestication (or ABCA Section 191 appraisal) on each.

14.   The revised opinion letter must make clear that any referenced rights constitute a binding obligation of the company under the law of the jurisdiction governing the rights agreement. Refer to Section II.B.I.f of Staff Legal Bulletin No. 19 for guidance.

Exhibit 8.1

15.   Please file as an exhibit a revised version of counsel's opinion in which it makes clear that it is rendering a "will" opinion" rather than a "should" opinion, or explain why it is unable to do so in these circumstances. In that regard, we note that DLA Piper LLP (US) opines that the "change in [y]our place of incorporation will constitute a reorganization within the meaning of Code Section 368(a)(1)(F)" at page 96 of the prospectus. Please see Staff Legal Bulletin 19, Section III.C.1 and Section III.C.4.

Exhibit 99.1

16.   The reserves report does not appear to include all of the information that is required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to address the following points.

- The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).

- The reserves report should include the date on which the report was completed (Item 1202(a)(8)(ii)).

- The proportion of the Company's total proved reserves covered by the report (Item 1202(a)(8)(iii).

17.　We note the reserves report includes information relating to probable reserves that is not disclosed in the Registration Statement. The information in the reserve report should correlate with the disclosure in your filing. Therefore, either obtain and file a revised reserve report which does not include the information relating to probable reserves, or revise the Registration Statement to disclose this information in a manner that is consistent with the guidance in Item 1202(a)(2) of Regulation S-K.

18.　To the extent that you revise the reserve report to remove information relating to the tabular presentation of probable reserves, also remove all other information relating to such non-proved reserves throughout the reserve report.

19.　The reserves report refers to additional supplemental information such as "Appendix A" and "Appendix B" that is not included in the report. Please obtain and file a revised report to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Natural Resources